UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Coherent, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

192479 10 3
(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

Helene Simonet

Executive Vice President and Chief Financial Officer

5100 Patrick Henry Drive

Santa Clara, CA 95054

(408) 764-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Jose F. Macias, Esq.

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,444,547	$213.97

*

Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be repriced pursuant to this offer. These options have an aggregate value of $5,444,547 as of April 4, 2008, calculated based on a modified Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $213.97	Filing Party: Coherent, Inc.
	Form or Registration No.: Schedule TO-I	Date Filed: April 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 1 TO SCHEDULE TO

Coherent, Inc., a Delaware corporation (“Coherent” or the “Company”), hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 8, 2008 (the “Schedule TO”).  The Schedule TO relates to the offer by Coherent to amend certain outstanding options and receive a cash payment as set forth in the Offer to Amend the Exercise Price of Certain Options, dated April 8, 2008 (the “Offer to Amend”), which was previously filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference.  This offer was made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the “Offer.”  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.  The Offer expired at 5:00 p.m., Pacific Time, on Friday, May 9, 2008.  This amendment is made to report the results of the Offer.

Item 4.       Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following sentences:

The Offer expired at 5:00 p.m., Pacific Time, on Friday, May 9, 2008. A total of 205 eligible employees participated in the Offer. The Company has accepted for amendment eligible options to purchase 554,945 shares of the Company’s common stock and will make aggregate cash payments in the amount of $1,433,864 on the Company’s first payroll date in 2009 in exchange for the amendment of the eligible options, each pursuant to the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2008	COHERENT, INC.

	By:	/s/ Bret M. DiMarco
		Name:	Bret M. DiMarco
		Title:	Executive Vice President and
General Counsel

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated April 8, 2008
(a)(1)(B)*	Communication to all eligible employees on behalf of Ron Victor, dated April 8, 2008
(a)(1)(C)*	Form employee reminder email
(a)(1)(D)*	Welcome page to Coherent, Inc. tender offer website
(a)(1)(E)*	Election/Withdrawal form
(a)(1)(F)*	Instructions forming part of the terms and conditions of the offer
(a)(1)(G)*	Form of election amendment review
(a)(1)(H)*	Form of review of your decision to decline or withdraw from the offer
(a)(1)(I)*	Form of print confirmation of election
(a)(1)(J)*	Form of print confirmation of your decision to decline the offer or withdraw from the offer
(a)(1)(K)*	Form of acknowledgment of receipt of withdrawal
(a)(1)(L)*	Form of election confirmation statement
(a)(1)(M)*	Frequently asked questions
(a)(1)(N)*	Screen shots of tender offer website at https://coherent.equitybenefits.com/
(a)(1)(O)*	Presentation materials for eligible employees
(a)(1)(P)*	Transcript of web presentation for eligible employees
(b)	Not applicable
(d)(1)*

Form of stock option agreement under Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)

(d)(2)*	Coherent, Inc. 1995 Stock Plan, incorporated by reference to Exhibit 10.34 to Coherent’s Form 10-K for the fiscal year ended September 28, 1996 (SEC File No. 0-5255)
(d)(3)*

Form of stock option agreement under Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)

(d)(4)*	Coherent, Inc. 2001 Stock Plan, incorporated by reference to Exhibit 10.14 to Coherent’s Form 10-K for the fiscal year ended September 27, 2003 (SEC File No. 0-5255)
(g)	Not applicable
(h)	Not applicable

*                 Previously filed.